

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3730

March 1, 2006

VIA U.S. MAIL AND FAX (805) 690-4200
Mr. C. Stephen Cordial
Chief Financial Officer
CallWave Inc.
136 West Canon Perdido Street Suite A
Santa Barbara, CA 93101

> **Re: CallWave Inc.**
> **File No. 0-50958**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Filed September 15, 2005**
> **Form 10-Q for the Quarter Ended September 30, 2005**
> **Filed November 15, 2005**

Dear Mr. Cordial:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director